

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 6, 2009

Mr. John S. Quinn
Senior VP, CFO and Treasurer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

      RE: **Form 10-K for the fiscal year ended April 30, 2008**
             Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and
             January 31, 2009
             Schedule 14A filed August 28, 2008
             File No. 0-23211

Dear Mr. Quinn:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

                   Sincerely,

                   John Hartz
                   Senior Assistant Chief Accountant